EXHIBIT 23.2

To the Board of Directors and Stockholders of

Cycurion, Inc. and its subsidiaries

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated November 1, 2023 in the Registration Statement on Form S-4 (No. 333-269724), relating to the audit of the consolidated balance sheets of Cycurion, Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
November 1, 2023	Certified Public Accountants
PCAOB ID: 1171